UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2020 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 7, 2020 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2020, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

SECOND QUARTER 2020 HIGHLIGHTS

•

Total revenues were KRW 88,458 million (US$ 73,684 thousand), representing a 20.7% increase from the first quarter ended March 31, 2020 (“QoQ”) and a 13.2% increase from the second quarter ended June 30, 2019 (“YoY”).

•	Operating profit was KRW 16,313 million (US$ 13,588 thousand), representing a 57.5% increase QoQ and a 25.5% increase YoY.
•	Profit before income tax expenses was KRW 16,335million (US$ 13,606 thousand), representing a 45.2% increase QoQ and a 16.4% increase YoY.
•	Net profit attributable to parent company was KRW 13,095 million (US$ 10,907 thousand), representing a 41.4% increase QoQ and a 20.6% increase YoY.

REVIEW OF SECOND QUARTER 2020 FINANCIAL RESULTS

Revenues

Subscription revenues for the second quarter of 2020 were KRW 24,448 million (US$ 20,365 thousand), representing a 147.1% increase QoQ from KRW 9,893 million and a 262.4% increase YoY from KRW 6,746 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Thailand that was re-launched on May 28, 2020 and Ragnarok H5 in Indonesia that was launched on March 31, 2020. The increase YoY was largely due to increased revenues from Ragnarok Online in Thailand and Taiwan and Ragnarok H5 in Indonesia.

Royalty and license fee revenues for the second quarter of 2020 were KRW 4,459 million (US$ 3,714 thousand), representing 25.9% increase QoQ from KRW 3,543 million and a 57.5% increase YoY from KRW 2,832 million. The increase QoQ was primarily due to increased revenue from collaboration event with Garena’s Free Fire items based on Ragnarok Online IP. Such increase was partially offset by decreased revenue from Ragnarok Online in Japan. The increase YoY resulted mainly from increased revenue from collaboration event with Garena’s Free Fire items based on Ragnarok Online IP.

Mobile game revenues were KRW 54,249 million (US$ 45,189 thousand) for the second quarter of 2020, representing a 3.1% decrease QoQ from KRW 55,982 million and a 16.6% decrease YoY from KRW 65,013 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok M: Eternal Love in Taiwan and Japan, and Ragnarok Tactics in Taiwan. Such decrease was partially offset by increased revenues from Ragnarok M: Eternal Love in Southeast Asia, Ragnarok H5 in Indonesia, and Ragnarok Tactics in Korea.

The decrease YoY was primarily due to revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America and Oceania. This decrease was partially offset by increased revenues from Ragnarok M: Eternal Love in Taiwan and Europe, Ragnarok Tactics in Korea and Taiwan, and Ragnarok H5 in Indonesia.

Other revenues were KRW 5,302 million (US$ 4,416 thousand) for the second quarter of 2020, representing 38.0% increase QoQ from KRW 3,842 million and a 49.9% increase YoY from KRW 3,536 million

Cost of Revenue

Cost of revenue was KRW 51,098 million (US$ 42,564 thousand) for the second quarter of 2020, representing a 4.6% increase QoQ from KRW 48,874 million and a 10.1% decrease YoY from KRW 56,858 million. The increase QoQ was mainly due to increased commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia, North America, South America and Oceania, Ragnarok H5 in Indonesia, and Ragnarok Tactics in Korea. The decrease YoY was mostly from decreased commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia, North America, South America and Oceania.

Operating Expenses

Operating expenses were KRW 21,047 million (US$ 17,532 thousand) for the second quarter of 2020, representing a 50.0% increase QoQ from KRW 14,030 million and a 154.5% increase YoY from KRW 8,271 million. The increase QoQ was mainly attributable to increased advertising expenses for Ragnarok Origin in Korea, Ragnarok Online in Thailand, Sacred Blade in Japan, Ragnarok H5 in Indonesia, and commission paid for payment gate way fees related to Ragnarok Online in Thailand. The increase YoY was mostly resulted from increased advertising expenses for Ragnarok Origin and Ragnarok Tactics in Korea, Ragnarok Online in Thailand, Sacred Blade in Japan, Ragnarok H5 in Indonesia, commission paid for payment gate way fees related to Ragnarok Online in Thailand, salaries and research and development expenses.

Profit before income tax expenses

Profit before income tax expenses was KRW 16,335 million (US$ 13,606 thousand) for the second quarter of 2020 compared with profit before income tax expense of KRW 11,250 million for the first quarter of 2020 and profit before income tax expenses of KRW 14,037 million for the second quarter of 2019.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 13,095 million (US$ 10,907 thousand) for the second quarter of 2020 compared with net profit attributable to parent company of KRW 9,263 million for the first quarter of 2020 and a net profit attributable to parent company of KRW 10,861 million for the second quarter of 2019.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 131,566 million (US$ 109,593 thousand) as of June 30, 2020.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,200.50 to US$ 1.00, the noon buying rate in effect on June 30, 2020 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin was launched in Korea on July 7, 2020 and ranked as the fourth in top grossing of Google Play games and the fourth in top grossing of Apple’s App Store games after its launching. Gravity signed a publishing contract with GungHo Online Entertainment, Inc. for Japan service. The game is being prepared to launch in Japan.

•	Ragnarok X: Next Generation, a MMORPG mobile game

Gravity signed a joint publishing contract with ByteDance Ltd., a multinational content platform company, for Ragnarok X: Next Generation in Taiwan, Hong Kong, Macau, and Southeast Asia. The game is expected to be launched in Taiwan, Hong Kong and Macau in the second half of 2020.

•	Ragnarok Tactics, a SRPG mobile game

Ragnarok Tactics was launched in global market on June 18, 2020.

•	Other Ragnarok Online IP-based games

Action RO2: Spear of Odin, a 3D Action MORPG mobile game, is expected to be launched in Indonesia, Malaysia, Philippines, Singapore and Oceania in 2020. The game was developed by NeoCyon, Inc., our subsidiary in Korea.

Other IP games

Tactical Warfare, a First-Person Shooter (FPS) game, has started pre-registration and will be launched in North, Central and South America in the third quarter of 2020. The game is published by Gravity Interactive, Inc., a subsidiary in the United States.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of second quarter in 2020 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 93 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2018 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Minji Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-19		30-Jun-20
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	79,428	66,162	94,066	78,356
Short-term financial instruments	39,500	32,903	37,500	31,237
Accounts receivable, net	32,253	26,866	48,910	40,741
Other receivables, net	56	47	265	221
Prepaid expenses	1,962	1,634	2,892	2,409
Other current assets	2,664	2,219	2,558	2,131
Total current assets	155,863	129,831	186,191	155,095
Property and equipment, net	6,663	5,550	7,893	6,575
Intangible assets	1,717	1,430	1,899	1,582
Deferred tax assets	7,667	6,387	10,246	8,535
Other non-current financial assets	1,770	1,474	1,785	1,487
Other non-current assets	1,745	1,454	2,050	1,707
Total assets	175,425	146,126	210,064	174,981
Liabilities and Equity
Current liabilities:
Accounts payable	37,496	31,234	43,914	36,580
Deferred revenue	10,748	8,953	12,834	10,691
Withholdings	1,764	1,469	2,366	1,971
Accrued expense	1,175	979	1,185	987
Income tax payable	2,618	2,181	2,577	2,147
Other current liabilities	1,986	1,654	2,788	2,322
Total current liabilities	55,787	46,470	65,664	54,698
Long-term deferred revenue	98	82	343	286
Other non-current liabilities	3,774	3,143	4,058	3,380
Total liabilities	59,659	49,695	70,065	58,364
Share capital	3,474	2,894	3,474	2,894
Capital surplus	27,128	22,597	27,110	22,582
Other components of equity	274	228	1,875	1,562
Retained earnings (Accumulated deficit)	84,668	70,527	107,026	89,151
Equity attributable to owners of the Parent Company	115,544	96,246	139,485	116,189
Non-controlling interest	222	185	514	428
Total equity	115,766	96,431	139,999	116,617
Total liabilities and equity	175,425	146,126	210,064	174,981

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,200.50 to US$ 1.00, the noon buying rate in effect on June 30, 2020 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-20	30-Jun-19	30-Jun-20		30-Jun-19	30-Jun-20
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	9,893	6,746	24,448	20,365	13,002	34,341	28,606
Online games-royalties and license fees	3,543	2,832	4,459	3,714	6,552	8,002	6,666
Mobile games	55,982	65,013	54,249	45,189	185,103	110,231	91,821
Other revenue	3,842	3,536	5,302	4,416	7,093	9,144	7,616
Total net revenue	73,260	78,127	88,458	73,684	211,750	161,718	134,709
Cost of revenues	48,874	56,858	51,098	42,564	158,095	99,972	83,275
Gross profit	24,386	21,269	37,360	31,120	53,655	61,746	51,434
Operating expenses:
Selling, general and administrative	11,007	5,733	17,643	14,696	12,398	28,650	23,865
Research and development	2,872	2,432	3,254	2,711	4,309	6,126	5,103
Others, net	151	106	150	125	310	301	251
Total operating expenses	14,030	8,271	21,047	17,532	17,017	35,077	29,219
Operating profit	10,356	12,998	16,313	13,588	36,638	26,669	22,215
Finance income(costs):
Finance income	1,551	1,141	627	522	2,203	2,178	1,814
Finance costs	(657)	(102)	(605)	(504)	(415)	(1,262)	(1,051)
Profit before income tax	11,250	14,037	16,335	13,606	38,426	27,585	22,978
Income tax expenses(profits)	2,004	3,208	3,293	2,743	7,835	5,297	4,412
Profit for the year	9,246	10,829	13,042	10,863	30,591	22,288	18,566
Profit attributable to:
Non-controlling interest	(17)	(32)	(53)	(44)	(30)	(70)	(58)
Owners of Parent company	9,263	10,861	13,095	10,907	30,621	22,358	18,624
Earning per share
- Basic and diluted	1,333	1,563	1,884	1.60	4,407	3,217	2.70
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	1,333	1,563	1,884	1.60	4,407	3,217	2.70

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,200.50 to US$1.00, the noon buying rate in effect on June 30, 2020 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: August 7, 2020